Cohen Circle Acquisition Corp. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

June 25, 2025

VIA EDGAR TRANSMISSION

Stacie Gorman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed June 10, 2025

File No. 333-287538

Dear Ms. Gorman:

On behalf of Cohen Circle Acquisition Corp. II (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 24, 2025 relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed with the Commission on June 10, 2025 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amendment submitted concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

Founder shares, page 19

1.	We note disclosure on page 23, and elsewhere in the filing, that "if the non-managing sponsor investors purchase a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than other public shareholders in approving our initial business combination.…" Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and their placement warrants.

The Company acknowledges the Staff’s comment and has revised the Amendment on pages 23, 31, 68, 128, 132 and 156 to clarify that the non-managing sponsor investors will have different interests and will be incentivized to vote for a business combination, even if they do not purchase public shares.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. II